Exhibit 99.1

polypid Ltd.

Notice of ANNUAL and EXTRAORDINARY General Meeting of shareholders to be held on May 3, 2022

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of PolyPid Ltd. (“PolyPid” or the “Company”) will be held on May 3, 2022 at 11:00 a.m. Israel time at the Company’s office, located at 18 Hasivim Street, Petach Tikva 495376, Israel, for the following purposes:

1.	To re-appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the board of directors of the Company to determine their compensation.

2.	To re- elect seven members of the board of directors of the Company and approve their compensation.

3.	To approve an option grant and a retirement package for the Company’s currently serving Chief Executive Officer, Mr. Amir Weisberg.

4.	To approve the terms of employment for Ms. Dikla Czaczkes Akselbrad as the Company’s new Chief Executive Officer.

5.	To approve an amendment to the Company's Articles of Association.

6.	To discuss the Company’s financial statements for the fiscal year ended December 31, 2021.

Our board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

Shareholders of record at the close of business on April 4, 2022 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 regulations (proxy and positions statements).

A form of proxy for use at the Meeting, as attached to the proxy statement, together with a return envelope, will be sent to holders of the Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this proxy statement to grant your voting proxy directly to Mr. Tal Vilnai, Secretary and General Counsel of the Company and Orna Blum, Assistant Secretary and Legal Counsel of the Company, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal No. 1 on the agenda of the Meeting is considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Jacob Harel
Chairman of the Board of Directors

March 28, 2022

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 3, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on May 3, 2022, at 11:00 a.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than one-third (1/3) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 10, 2022, at 11:00 a.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2 and 5 described hereinafter each require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-electing each of the directors as set forth in Proposal No. 2 shall be made separately.

Proposals No. 3 and 4 are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

Proposal 6 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 18 Hasivim Street, Petach Tikva 495376, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than April 23, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than April 28, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (973,482 shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT KOST FORER GABBAY & KASIERER, CERTIFIED PUBLIC ACCOUNTANTS, AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR COMPENSATION

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), as the independent registered public accountants of the Company until the next annual general meeting, and authorized the Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of EY as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information of the fees paid by the Company and its subsidiaries to EY for each of the previous two fiscal years, please see “Item 16C - Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on February 28, 2022.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint EY as the Company’s independent registered public accountants until the next annual general meeting, and to authorize the Board of Directors to determine their compensation until the next annual general meeting.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-elect SEVEN MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY AND Approve THEIR COMPENSATION

Under the Companies Law and the Company’s Amended Articles of Association, the management of the Company’s business is vested in the Board of Directors. Our Board of Directors is currently comprised of eight directors – Jacob Harel (Chairman), Yechezkel Barenholz, Nir Dror, Chaim Hurvitz, Itzhak Krinsky, Anat Tsour Segal, Robert B. Stein (each, a “Re-Elected Director”) and Amir Weisberg. Mr. Amir Weisberg will not seek re-election.

According to the resolution of the Company’s nomination committee from March 22, 2022, each of Mr. Harel, Prof. Barenholz, Mr. Dror, Mr. Hurvitz, Dr. Krinsky, Ms. Segal and Dr. Stein qualifies as an independent director under the Nasdaq Stock Market rules.

It is proposed to re-elect Mr. Harel, Prof. Barenholz, Mr. Dror, Mr. Hurvitz, Dr. Krinsky, Ms. Segal and Dr. Stein as members of the Board of Directors to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association (the “Articles”), unless otherwise provided in the Articles. Each director nominee has certified to us that they meet all requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

In their capacity as members of the Company’s Board of Directors, each Re-Elected Director, other than Mr. Harel, shall be entitled to the following fees: (i) an annual fee of NIS 37,000 (approximately $11,455) to directors located in Israel; $20,000 to the non-Israeli directors; and (ii) an attendance fee of NIS 2,480 (approximately $768) per meeting of the Board or a committee thereof (NIS 1,480 (approximately $458) for a Zoom/Teams/telephonic meeting or NIS1,240 (approximately $384) for written resolutions), which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules Concerning Compensation and Expenses of an External Director), 5760-2000.

In his capacity as Chairman and according to the approvals given by the shareholders as of April 13, 2021, Mr. Harel shall be entitled to a fix annual fee of $50,000 with no per-meeting payments, in accordance with the Company’s compensation policy.

In addition, according to the Company’s compensation policy, each Re-Elected Director will be granted options to purchase 9,375 Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the Meeting, which will vest over four quarters.

In addition, in their capacity as members of the Board of Directors, the Re-Elected Directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors, all of which are in accordance with the Articles and the Company’s compensation policy.

A brief biography of the background and experience of each Re-Elected Director is set forth below:

Mr. Jacob Harel has served as a director since November 2017 and the chairman of our board of directors since December 2017. Mr. Harel currently serves as the Chief Executive Officer of The Harel Group, a consulting firm that provides business development support to pharmaceutical companies, which he founded in 2014. He holds a B.S. in economics from Haifa University and an M.B.A. from Tel Aviv University.

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1978. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and as a director of Aulos Bioscience since 2019. He is the co-inventor of Doxil, the first nano-delivery system approved by the FDA. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Mr. Nir Dror has served as a director since May 2020. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Mr. Chaim Hurvitz has served as a director since February 2016. Mr. Hurvitz currently serves as Chief Executive Officer of CH Health, a private venture capital firm, a position he has held since May 2011. He served as chairman of Galmed Pharmaceuticals Ltd. from 2011 to December 2018 and a director of UroGen Pharma Ltd. from May 2013 to December 2017. He holds a B.A. in political science and economics from Tel Aviv University.

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. He currently serves as a director and member of the audit committee of Globrands Ltd., Noramco Inc. and Woodstock Sterile Solutions, positions he has held since July 2018, September 2018 and April 2021, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016. He served as a director of Kamada Ltd. from November 2017 to November 2019 and as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Ms. Anat Tsour Segal has served as a director since April 2008. From April 2003 to February 2016, she served as the founder, Chief Executive Officer and a director of Xenia Venture Capital, a venture capitalist (VC) technological incubator and investment firm. Xenia Venture Capital, our first seed investor, also seeded over 25 companies in the areas of pharma, medical devices and technology. From 2018 to 2021, Ms. Tsour Segal served as Chief Executive Officer of Capital Nature, a technological incubator and investment firm specializing in areas of sustainability and renewable energy. She holds a B.A. in economics and management, an M.B.A. in finance and an LL.B. from Tel Aviv University and she is a lecturer at the Adelson School of Entrepreneurship at Reichman University.

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as an Operating Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal Consultant at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He has served on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and Taro Pharmaceutical Industries Ltd. since February 2020. In August 2012, Dr. Stein filed a petition for personal bankruptcy under Chapter 7 and Chapter 11 of the federal bankruptcy laws, which was subsequently discharged in May 2013. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-elect Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

2.	“RESOLVED, to re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

3.	“RESOLVED, to re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

4.	“RESOLVED, to re-elect Mr. Chaim Hurvitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

5.	“RESOLVED, to re-elect Dr. Itzhak Krinsky as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

6.	“RESOLVED, to re-elect Ms. Anat Tsour Segal as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.”

7.	“RESOLVED, to re-elect Dr. Robert B. Stein as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

The approval of each of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR each of the above proposals.

PROPOSAL 3

To APPROVE AN OPTION GRANT AND A RETIREMENT PACKAGE FOR THE COMPANY’S CURRENTLY SERVING CHIEF EXECUTIVE OFFICER, MR. AMIR WEISBERG

Background

Mr. Amir Weisberg has served as the Company’s Chief Executive Officer and director for over 11 years.

On August 5, 2021 and August 9, 2021, the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve a grant of options to Mr. Weisberg as part of an annual grant of options to all Company's employees. Up to this date, the Company did not approve the option grant in the shareholders general meeting, and therefore the options were not granted to Mr. Weisberg until now (the “Option Grant”).

In addition, on January 3, 2022, the Company announced that Mr. Weisberg will retire from the position of Chief Executive Officer of the Company effective July 1, 2022.

Following Mr. Weisberg’s retirement and based on his long-term contribution and his achievements of goals for the Company as the Company’s Chief Executive Officer, on February 3, 2022 and on February 7, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve, granting Mr. Weisberg with a retirement package.

The Option Grant

Mr. Weisberg will be granted with an amount of options to purchase up to 76,120 Ordinary Shares (the “Options”) in the following terms:

●	Term and Vesting Schedule- the Options shall vest and become exercisable during a 4-year period as of August 9, 2021 (the “Vesting Commencement Date”) pursuant to the following schedule: (a) Twenty-five percent (25%) of the shares covered by the Options, on the first anniversary of the Vesting Commencement Date; and (b) six-point twenty five percent (6.25%) of the shares covered by the Options at the end of each subsequent quarter.

●	Other terms- the Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Company’s 2012 Share Option Plan for c-level officers.

●	Exercise Price- the Options shall be exercised at an exercise price of $8.13 per Ordinary Share, which equals to the average closing price of the shares in the 30 trading days prior to the Vesting Commencement Date.

The issuance of Options is in accordance with the Compensation Policy.

The Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

The Retirement Package

The retirement Package for Mr. Weisberg includes the following components (the “Retirement Package”):

(i)

Adjustment period bonus: Mr. Weisberg will be entitled to a cash adjustment period bonus of up to six (6) monthly salaries in the aggregate amount of NIS 664,338, (approximately $205,677), subject to the following terms: (A) three (3) monthly salaries in one payment to be paid on June 30, 2022; and (B) three (3) monthly salaries in one payment subject to the completion of a fund raising in the minimum amount of $15 million and successful completion of the SHIELD I Phase III trial of the Company. “Successful completion” of the SHIELD I Phase III trial shall be determined in accordance with the statistical criteria for success as defined under the respective protocol.

The cash adjustment period bonus is in accordance with the Company’s compensation policy, dated April 2021 (the “Compensation Policy”).

(ii)

Acceleration Mechanism: the vesting period for any un-vested options granted to Mr. Weisberg in the past, meaning the Options (subject to their approval) and additional 12,906 un-vested options, will be accelerated immediately upon termination of Mr. Weisberg’s employment (as of July 1, 2022).

Together with the options to purchase 453,602 Ordinary Shares granted to Mr. Weisberg in the past, Mr. Weisberg’s options reflect approximately 2.7% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

(iii)	Vacation Days- Following Mr. Weisberg’s retirement (as mentioned above), the Company decided to redeem all the vacation days accrued through June 30, 2022 for Mr. Weisberg, in the expected aggregate amount of NIS 636,448 (approximately $197,043).

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position and responsibilities of Mr. Weisberg, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies, and have resolved to approve the grant of Options and Retirement Package to Mr. Weisberg for the following reasons:

●	Mr. Weisberg served as the Company’s Chief Executive Officer and a director for the last 11 years.

●	The Retirement Package’s components are all in accordance with the Compensation Policy, and reflect Mr. Weisberg’s added value to the Company.

●	Part of the cash retirement bonus is subject to challenging terms that the Company must fulfil, and if accomplished will certainly be a result of Mr. Weisberg’s duty as Company’s Chief Executive Officer.

●	The Options reflect a fair and reasonable value for Mr. Weisberg’s past duties.

●	The Retirement Package to Mr. Weisberg was approved while considering numerous factors and all relevant considerations set forth in the Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that the grant of Options and Retirement Package for Mr. Weisberg are in the Company’s best interest. In addition, none of the members of the Board of Directors objected to the grant of Options or Retirement Package.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an Option grant and a Retirement Package for Mr. Amir Weisberg, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

TO APPROVE THE TERMS OF EMPLOYMENT OF MS. DIKLA CZACZKES AKSELBRAD AS THE COMPANY’S NEW CHIEF EXECUTIVE OFFICER

On January 3, 2022, the Company announced that its Board of Directors has appointed Ms. Dikla Czaczkes Akselbrad, currently the Company’s Executive Vice President and Chief Financial Officer, as PolyPid’s Chief Executive Officer, effective July 1, 2022, following Mr. Amir Weisberg’s retirement, who currently serves as Chief Executive Officer of the Company and a director on the Board of Directors.

On December 30, 2021, the Board of Directors approved the appointment of Ms. Dikla Czaczkes Akselbrad, as the Company’s Chief Executive Officer effective July 1, 2022, and approved the terms of her compensation, subject to the approval of the general meeting of shareholders.

Pursuant to section 272(c1)(1) of the Companies Law, the compensation for Chief Executive Officers, which is in accordance with the compensation policy, requires shareholder approval by a Special Majority.

Set forth below is certain biographical information regarding the background and experience of Ms. Czaczkes Akselbrad:

Ms. Dikla Czaczkes Akselbrad has served as our Executive Vice President and Chief Financial Officer since December 2016. Prior to that time, Ms. Czaczkes Akselbrad served as our Chief Strategy Officer from July 2014 to December 2016. Ms. Czaczkes Akselbrad has over 20 years of experience in capital markets, finance and business development. Ms. Czaczkes Akselbrad served as a chief financial officer of Compugen Ltd. (Nasdaq: CGEN) from February 2008 to May 2014. She holds a B.A. in accounting and economics and an M.B.A. in finance, both from Tel Aviv University, and is a certified public accountant in Israel.

The Compensation Committee and the Board recommend to the Company’s shareholders to approve the following compensation terms for Ms. Czaczkes Akselbrad’s employment as the Company's Chief Executive Officer (the “CEO Compensation”):

●	Term of Employment: for an unlimited time commencing on July 1, 2022, unless otherwise terminated for cause or for no cause with a 90-day notice.

●	Base Salary: a monthly (gross) salary of NIS 75,000 (approximately $23,220).

●	Custom Social Benefits: 28 annual vacation days, and all other social benefits in accordance with applicable law and Company's practices.

●	Reimbursement of expenses, cell phone and laptop: according to Company’s policy with respect to c-level officers.

●	Car Maintenance: in the amount of NIS 10,000 per month (approximately $3,096).

●	Annual Bonus: subject to the approval of the Compensation Committee and the Board in each year, Ms. Czaczkes Akselbrad will be entitled to an annual bonus up to the maximum amount set forth in the Compensation Policy as in effect from time to time, and subject to achieving applicable annual bonus targets. The CEO annual targets and their achievements will be set and approved by the Company’s Compensation Committee and the Board.

●	Options Grant: the Company will grant Ms. Czaczkes Akselbrad options to purchase up to 100,000 Ordinary Shares, under the 102 Capital Gains Track, or other eligible tax track as applicable (the “Option Grant”), at an exercise price of $6.53 per share equals to the average closing price of the shares in the 30 trading days prior to December 30, 2021 (Date of Grant). The Option Grant shall vest over a four-year period commencing on July 1, 2022 (the “Vesting Commencement Date”), pursuant to the following schedule: (a) Twenty-five percent (25%) of the shares covered by the Options, on the first anniversary of the Vesting Commencement Date; and (b) six-point twenty five percent (6.25%) of the shares covered by the Options at the end of each subsequent quarter. The Option Grant is subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Company’s 2012 Share Option Plan for c-level officers.

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities and experience of Ms. Czaczkes Akselbrad, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies, and have finally resolved to approve the CEO Compensation to Ms. Czaczkes Akselbrad for the following reasons:

●	Ms. Czaczkes Akselbrad has been a devoted executive officer of the Company for the past 8 years.

●	The CEO Compensation’s components are all in accordance with the Compensation Policy and reflect Ms. Czaczkes Akselbrad’s experience and knowledge in the Company’s business.

●	The Option Grant reflects a fair and reasonable value for Ms. Czaczkes Akselbrad’s future responsibilities.
●	Ms. Czaczkes Akselbrad base salary reflects a 25% decrease in the current CEO base salary.

●	The CEO Compensation to Ms. Czaczkes Akselbrad was approved while considering numerous factors and all relevant considerations set forth in the Companies Law.
●	None of the members of the Board of Directors objected to the CEO Compensation.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the terms of employment and compensation to Ms. Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

Under our existing Articles of Association there are references to certain procedures associated with general meetings of shareholders, including with respect to the legal quorum, the minimum number of shareholders that should participate in order for such meetings to take place. In order to give a proper way for a minority of shareholders to participate in general meetings, we now wish to revise such minimum legal quorum, as detailed below.

General

Section 22.(b) of our Articles requires the presence, in person or by proxy, of two or more shareholders holding shares conferring in the aggregate thirty-three and three-tenths percent (33.3%) of the voting power in our Company for a quorum to be deemed present at a general meeting of our shareholders (the “Current Quorum”). In order to avoid the need to adjourn and postpone meetings in which there is no such quorum present, we propose to reduce the Current Quorum requirement to twenty-five percent (25%), as permitted under the Companies Law.

The Company’s Board of Directors approved, subject to the approval of the Company’s shareholders, the above-mentioned proposed amendment to the Articles, as marked on the attached Annex A.

Required Vote

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve amendment to the Company's Articles and to restate the Articles in accordance with such amendment, all as set forth in Annex A to this Proxy Statement.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements and Annual Report on Form 20-F for the year ended December 31, 2021, to the Company’s shareholders. The financial statements and Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on February 28, 2022, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1611842/000121390022009722/0001213900-22-009722-index.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2021.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

American Stock Transfer and Trust Company, LLC.

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 28, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 28, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Jacob Harel, Chairman of the Board of Directors

POLYPID LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Tal Vilnai, Secretary and General Counsel of PolyPid Ltd. (the “Company”) and Ms. Orna Blum, Assistant Secretary and Legal Counsel of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 3, 2022 at 11:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

POLYPID LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 3, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the Board of Directors to determine their compensation, as set forth in Proposal No. 1 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1	To re-elect Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-elect Dr. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Mr. Chaim Hurvitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-elect Dr. Itzhak Krinsky as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To re-elect Ms. Anat Tsour Segal as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.7	To re-elect Dr. Robert B. Stein as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an option grant and a retirement package for the Company’s currently serving Chief Executive Officer, Mr. Amir Weisberg, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 3.

*	If you do not indicate a response for this item 3a, your shares will not be voted for Proposal No.3.

4.	To approve the terms of employment for Ms. Dikla Czaczkes Akselbrad as the Company’s new Chief Executive Officer, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4

*	If you do not indicate a response for this item 4a, your shares will not be voted for Proposal No.4.

5.	To approve an amendment to the Company's Articles of Association.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Annex A

22.	QUORUM.

(a)	No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)	In the absence of contrary provisions in these Articles, two or more Shareholders, present in person or by proxy and holding shares conferring in the aggregate at least ~~one third~~ twenty five percent (~~1/3~~25%) of the voting power of the Company, shall constitute a quorum of General Meetings. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c)	If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice to such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any Shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.